SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 FEB 13 P 12:17

[redacted]

09045314

12 February 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 February 2009 which we released to The Stock Exchange of Hong Kong Limited on 11 February 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 2 2009
THOMSON REUTERS

Vannay Lau
Assistant Company Secretary

Encl

e\tn\SA\Tangshan\Land re-bidding 2009\Ann – won bid 11 Feb 09\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

Reference is made to the joint announcement issued by KPL and SA dated 4 February 2009 in relation to the payment of Deposit for joint bid of land in Tangshan City, Hebei Province, PRC.

On 11 February 2009, the Parties submitted a bid at the open bidding to acquire the land use rights of the Project Sites and the bid was successful.

Immediately following the successful bidding of the Project Sites, the Parties entered into the Master Joint Venture Agreement on 11 February 2009 pursuant to which the Parties will establish one or two JVCO(s) for the acquisition, holding and development of the Project Sites and to enter into the Shareholders' Agreements and the Articles of Association in connection with the establishment of the JVCO(s).

On 11 February 2009, KPL, APL, SA and KB also entered into a termination deed to terminate the master joint venture agreement dated 21 July 2008.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued shares of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. Accordingly, the Transactions constitute connected transactions for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO(s) exceeds 2.5% of the market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the Transactions constitute connected transactions for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO(s) exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules.

INTRODUCTION

Reference is made to the joint announcement issued by KPL and SA dated 4 February 2009 in relation to the payment of Deposit for joint bid of land in Tangshan City, Hebei Province, PRC.

The KPL Board and the SA Board jointly announce that on 11 February 2009, the Parties submitted a bid at the open bidding to acquire the land use rights of the Project Sites and the bid was successful. The consideration for the acquisition of the Project Sites is approximately RMB377 million (approximately HK$428 million) and will be settled in cash. The Deposit of RMB239 million paid on 4 February 2009 will be applied as part payment of the consideration of RMB377 million (approximately HK$428 million) for the acquisition and the balance of which shall be payable in accordance with the land contracts to be entered into with the relevant Tangshan authorities.

THE MASTER JOINT VENTURE AGREEMENT

Immediately following the successful bidding of the Project Sites, the Parties entered into the Master Joint Venture Agreement on 11 February 2009 pursuant to which the Parties will establish one or two JVCO(s) for the acquisition, holding and development of the Project Sites and to enter into the Shareholders' Agreements and the Articles of Association in connection with the establishment of the JVCO(s). The principal terms of the Master Joint Venture Agreement are as follows:-

Date:	11 February 2009
Parties:	KPCL, JIPL, SACL and WTIL
Formation of joint venture:	The Parties shall establish one or two JVCO(s) to acquire and develop the Project Sites.
Shareholdings in the JVCO(s):	The shareholdings of KPCL, JIPL, SACL and WTIL in the JVCO(s) shall be in the proportions of 40%, 25%, 20% and 15%, respectively.
Name(s) of the JVCO(s):	To be determined by the Parties
Shareholders of the JVCO(s):	KPCL, JIPL, SACL and WTIL
Registered Capital:	The total amount of the registered capital of the JVCO(s) will be no less than the purchase price of the Project Sites or such other amount to be agreed among the Parties, which will be contributed by the Parties on a pro rata basis based on their respective shareholdings in the JVCO(s).
Maximum Total Investment Amount:	The maximum total investment amount of the JVCO(s) shall be RMB2,136 million (approximately HK$2,427 million), which was decided by the Parties based on the current estimate of the costs required for developing the Project Sites. According to their shareholding in the JVCO(s), each Party's approximate share of the maximum total investment amount is as follows: KPCL – RMB854.4 million (approximately HK$971 million) JIPL – RMB534 million (approximately HK$606.8 million) SACL – RMB427.2 million (approximately HK$485.5 million) WTIL – RMB320.4 million (approximately HK$364.1 million)

Scope of Business of the JVCO(s):	Real estate development, operation, sale, leasing, property management and/or hotel development, operation and management.
Funding and provision of securities:	The sources and terms of future funding requirements of the JVCO(s) shall be determined by the boards of directors of the JVCO(s) from time to time. If any funding by banks, financial institutions or other third parties is required, each Party shall provide or procure the provision of or make available by itself and/or its Affiliates such form of financial assistance (including, without limitation, the provision of collateral or security for the benefit of the JVCO(s) and/or the provision of several corporate guarantees and indemnities by the Parties) on a pro rata and several basis based on its equity interest in the JVCO(s) as such lender(s) and the Parties may agree. If shareholders' funding is required, each Party shall provide or procure the provision of or make available by itself and/or its Affiliates such funding on a pro-rata and several basis in accordance with its equity interest in the JVCO(s). In the event that any respective funding to be provided by the Parties is in the form of shareholders' loans, such shareholders' loans:- (a) shall be non-revolving (unless the shareholders of the JVCO(s) agree otherwise); (b) shall only be repaid subject to, *inter alia*, any restrictions imposed by banks or financial institutions which have extended loans or facilities to the JVCO(s); (c) shall only be repaid to the shareholders of the JVCO(s) on a pro rata basis in accordance with their then respective equity interests in the JVCO(s) (as the case may be); and (d) where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the shareholders of the JVCOs shall agree.
Conditions precedent:	The Master Joint Venture Agreement, the establishment of the JVCO(s) and the performance of the Shareholders' Agreements and the Articles of Association are conditional upon:- (a) the approval by the KPL Independent Shareholders; and (b) all necessary approvals from the relevant PRC authorities for the establishment of the JVCO(s) having been obtained. None of the above conditions may be waived by the Parties.

Termination of Joint Venture:	(a)	In the event that KPL is not able to obtain approval from the KPL Independent Shareholders or the special general meeting to be convened by KPL approving the same is not held on or before 31 December 2009 or such later date as the Parties shall agree, KPCL may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other Parties and upon such termination, KPCL may either (i) itself (or through any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by the other Parties or any of their respective Affiliates in the JVCO(s), and reimburse them on any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within 7 Business Days from the date of termination.
	(b)	If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the Parties shall agree, any Party may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other Parties. Upon termination, KPCL may either (i) itself (or through any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by the other Parties or any of their respective Affiliates in the JVCO(s), and reimburse them on any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within 7 Business Days from the date of termination.
		KPL and SA, where appropriate, will comply with the requirements of the Listing Rules in the event as referred to in (a) or (b) above happens.

KPL, APL, SA and KB also entered into a termination deed terminating the master joint venture agreement dated 21 July 2008. This master joint venture agreement was entered into for the purpose of the establishment of joint venture companies for developing the land which the Parties acquired previously but was subsequently relinquished as referred to in KPL and SA's joint announcement dated 15 January 2009.

REASONS FOR THE TRANSACTIONS

As stated in the joint announcement issued by KPL and SA dated 4 February 2009 as the size of the Project Sites is smaller (representing approximately one-third of the gross site area of those available previously) and the designated uses are for hotel and residential with ancillary commercial use, KPL and SA believe that the investment related to the development of the Project Sites will be more appropriate given the current market conditions. With the combined experience, standing and expertise of the KPL Group, the APL Group, the SA Group and the KB Group in hotel, commercial and residential projects, the development of the Project Sites is expected to enhance the value of the respective shareholders of KPL and SA and provides recurrent income for both the KPL Group and the SA Group.

In connection with the development and project management of the Project Sites, it is expected that the KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO(s) during the period of construction of the Project Sites at an aggregate fee of not more than 2% of the total construction costs. Besides, it is currently contemplated by the Parties that a hotel will be built on one of the Project Sites. In connection with the operation and management of such hotel, it is expected that the SA Group will provide certain on-going hotel management services during the period of operation of such hotel. In this connection, KPL and SA will comply with the relevant requirements under the Listing Rules.

INFORMATION ABOUT KPL, APL, SA AND KB

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KB Group's principal activities consist of investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

IMPLICATIONS UNDER THE LISTING RULES

KPCL is an indirect wholly-owned subsidiary of KPL. KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued share capital of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. JIPL is a direct wholly-owned subsidiary of APL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. SACL is an indirect wholly-owned subsidiary of SA. KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. WTIL is an indirect wholly-owned subsidiary of KB.

Accordingly, the Transactions constitute connected transactions for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO(s) exceeds 2.5% of the market capitalization of KPL, the Transactions are subject to the approval of the KPL Independent Shareholders.

Pursuant to the Listing Rules, the following persons shall abstain from voting on resolutions approving the Transactions at the special general meeting to be convened by KPL:-

(a) KB, KHL, KSL, Shang Holdings (an indirect wholly-owned subsidiary of SA which is not involved in the Transactions) and their respective associates;

(b) Mr. Kuok Khoon Chen (a common director of KPL and KHL who holds an interest in KPL) and his associates; and

(c) Mr. Wong Siu Kong's (a common director of KPL and KHL) associate.

An independent board committee will be established by the KPL Board to consider the Transactions and to advise the KPL Independent Shareholders. An independent financial adviser will be appointed by KPL to make recommendations to the independent board committee of KPL and the KPL Independent Shareholders in relation to the Transactions.

KPL will, as soon as practicable, despatch to the KPL Shareholders a circular containing, among others, further details of the Transactions, a letter of advice from its independent financial adviser to its independent board committee in respect of the Transactions, a letter of advice containing the recommendation of its independent board committee to the KPL Independent Shareholders in relation to the Transactions, and a notice of its special general meeting.

The KPL Directors (other than the independent non-executive KPL Directors) believe that the Transactions are on normal commercial terms, in the ordinary and usual course of business of KPL, the terms of which are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole. The independent non-executive KPL Directors would not be able to form the view whether the terms of the Transactions are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole unless and until they have discussed with the independent financial adviser and reviewed its letter of advice.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the Transactions constitute connected transactions for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO(s) exceeds 0.1% but is below 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the announcement and reporting requirements but are exempt from independent shareholders' approval requirement under the Listing Rules.

The SA Directors (including the independent non-executive SA Directors) believe that Transactions are on normal commercial terms, in the ordinary and usual course of business of SA, the terms of which are fair and reasonable and in the interests of SA and the SA Shareholders as a whole.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, So Hing Woh, MBE, JP+, Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun#, Lau Ling Fai, Herald#, Ms. Wong Yu Pok, Marina, JP# and Mr. Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Ean+, Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Madhu Rama Chandra Rao+, Ho Kian Guan@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Wong Kai Man, BBS, JP#, Timothy David Dattels# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent non-executive Director*

DEFINITIONS

"Affiliate(s)"	any subsidiary or holding company of a company or subsidiary of any such holding company, in each case from time to time;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;
"Articles of Association"	the articles of association of the JVCO(s);
"associate"	has the meaning ascribed to it in the Listing Rules;
"Business Day"	a day (excluding Saturday and Sunday) on which banks in Hong Kong are generally open for business;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Deposit"	RMB239 million paid on 4 February 2009 for the purpose of bidding for the Project Sites;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"JIPL"	Jeston Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;
"JVCO(s)"	one or two wholly foreign-owned enterprise(s) to be established by the Parties in Tangshan City, Hebei Province, PRC for the purpose of acquiring, holding and developing the Project Sites;
"KB"	Kuok Brothers Sdn. Bhd., a company incorporated in Malaysia with limited liability;
"KB Group"	KB and its subsidiaries;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;

"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if thought fit, approve the entering into of the Master Joint Venture Agreement and the transactions contemplated thereunder;
"KPL Shareholders"	holders of KPL Shares;
"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Joint Venture Agreement"	the master joint venture agreement dated 11 February 2009 entered into between the Parties with respect to, amongst other things, the establishment of the JVCO(s) for the acquisition and development of the Project Sites;
"Parties"	collectively, KPCL, JIPL, SACL and WTIL, and "Party" shall mean any of them;
"PRC"	the People's Republic of China;
"Project Sites"	the following sites with a gross site area of 94,768.13 sq.m.: (i) Land no. 1 located at the west of Da Li Road, the north of Chang Hong Street, Feng Huang Xin Cheng, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大里路西側、長虹道北側地塊(地塊編號: 1)), with a gross area of 18,912.19 sq.m.; and (ii) Land no. 2 located at the west of Da Li Road, the south of Chaoyang Street, Feng Huang Xin Cheng, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大里路西側、朝陽道南側地塊(地塊編號: 2)), with a gross area of 75,855.94 sq.m.;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;

"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"Shang Holdings"	Shang Holdings Limited, a company incorporated in Samoa, which is an indirect wholly-owned subsidiary of SA;
"SGX"	the Singapore Exchange Securities Trading Limited;
"Shareholders' Agreements"	the shareholders' agreements to be entered into by the Parties in relation to the establishment of the JVCO(s);
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the entering into of the Master Joint Venture Agreement by KPCL, JIPL, SACL and WTIL and the transactions contemplated thereunder, including but not limited to the establishment of the JVCO(s) and the entering into of the Shareholders' Agreements and the Articles of Association by KPCL, JIPL, SACL and WTIL and the transactions contemplated thereunder;
"WTIL"	Winson Terrace International Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KB; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.88 = HK$1 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Kuok Khoon Chen
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 11 February 2009

* *For identification purpose only*

END